UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                AMENDMENT NO. 2 TO SCHEDULE 13E-3 (RULE 13e-100)

          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              LINCOLN LOGS LTD.
                              -----------------
                              (Name of Issuer)


                    Lincoln Logs Ltd. and John D. Shepherd
                    --------------------------------------
                    (Name of Person(s) Filing Statement)


                        Common Stock, $0.01 par value
                        ------------------------------
                        (Title of Class of Securities)

                              CUSIP #533788-30-3
                    -------------------------------------
                    (CUSIP Number of Class of Securities)


Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement

Benjamin Shepherd,                        Leslie M. Apple, Esquire
Chief Financial Officer                   Whiteman Osterman & Hanna LLP
Lincoln Logs Ltd.                         One Commerce Plaza
5 Riverside Drive                         Albany, New York  12260
Chestertown, New York 12817               (518) 487-7770
(518) 494-5500

This statement is filed in connection with (check the appropriate box):

a /x/ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule
         13e- 3(c)(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b  / / The filing of a registration statement under the Securities Act of 1933.
c  / / A tender offer.
d  / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

Check the following box if the filing is a final amendment reporting the results of the transaction: / /


Calculation of Filing Fee

TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
$115,669                                                              $13.62

* The "Transaction Valuation" amount referred to above is the product of the approximate number of shares of common stock to be acquired in the proposed transaction for cash at a market price of $0.49 per share. No securities are being acquired for non-cash consideration.

** In accordance with the Securities Exchange Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation of $115,669 by 0.00011770.

/X/ Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $13.62
Form or Registration No.: Schedule 13E-3
Filing Party: Lincoln Logs, Ltd.
Date Filed: March 24, 2005

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by LINCOLN LOGS LTD., a New York corporation (the "Company"), and JOHN D. SHEPHERD, Chairman, President and Chief Executive Officer of the Company and holder of approximately 57% of the Company's out-standing shares of common stock, pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and Rule 13e-3 thereunder for purposes of effecting the transaction described herein.

A Preliminary Proxy Statement of the Company on Schedule 14A relating to the 2005 Annual Meeting of the Company's shareholders to be held by the Company on August 26, 2005 (the "Proxy Statement") is being filed pursuant to Section 14(a) of the Exchange Act concurrently with this filing. The Proxy Statement describes, among other things, a proposed amendment to the Company's certificate of incorporation to effectuate a 1-for-500 reverse stock split (the "Reverse Split") of shares of the Company's common stock, par value $0.01 per share. The information in the Proxy Statement is in preliminary form and is subject to completion or amendment. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated by reference into this Schedule 13E-3 and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

Item 1. SUMMARY TERM SHEET. The information set forth in the Proxy Statement under the section "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION. The information set forth in the section of the Proxy Statement captioned "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS" is incorporated herein by reference.

Item 3.   IDENTITY AND BACKGROUND OF FILING PERSONS.

   (a) NAME AND ADDRESS. The filing persons are (i) the subject company, Lincoln Logs Ltd., 5 Riverside Drive, Chestertown, New York 12817, and
        (ii) John D. Shepherd, Chairman, President and Chief Executive Officer of the Company and shareholder of approximately 57% of the Company's outstanding shares of common stock, whose business address is Lincoln Logs Ltd., 5 Riverside Drive, Chestertown, New York 12817. The telephone number at the Company's principal place of business is
        (518) 494-5500.

        The executive officers of the Company are:

             John D. Shepherd
             Chairman of the Board, President and Chief Executive Officer c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Benjamin A. Shepherd
             Vice President - Finance and Chief Financial Officer, Vice President - Corporate Development and Secretary
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Richard C. Farr
             Director of Corporate Strategy
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Jeffrey J. LaPell
             Vice President and Chief Operating Officer
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

        The members of the Board of Directors of the Company are:

             Leslie M. Apple, Esq.
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Samuel J. Padula
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Steven Patlin
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Reginald W. Ray, Jr.
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Richard C. Farr
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             John D. Shepherd
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             William J. Thyne
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Jeffry J. LaPell
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500

             Benjamin A. Shepherd
             c/o Lincoln Logs Ltd.
             5 Riverside Drive
             Chestertown, New York  12817
             (518) 494-5500


   (b) BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

   (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the section of the Proxy Statement captioned
       "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS" is incorporated herein by reference.

       Each director and executive officer of the Company, including Mr. Shepherd is a citizen of the United States. No executive officer or director, including Mr. Shepherd, has been either (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  TERMS OF THE TRANSACTION.

   (a) MATERIAL TERMS.

    1. Tender Offers: Not applicable.

    2. Mergers or Similar Transactions: The following information is provided with respect to the Reverse Split:

       i. Description of the Transaction: The information set forth in the sections of the Proxy Statement captioned
       "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO
       APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO
       EFFECT REVERSE SPLIT" is incorporated herein by reference.

       ii. Consideration Offered to Security Holders: The information set forth in the sections of the Proxy Statement captioned "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - How the Reverse Split Will Be Undertaken", "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split", "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations of the Board of Directors", and "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects Of The Reverse Split" is incorporated herein by reference.

       iii. Reasons for Engaging in the Transaction: The information set forth in the sections of the Proxy Statement captioned "SUMMARY TERM SHEET", "SPECIAL FACTORS RELATING
       TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION
       TO EFFECT REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split", and "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations of the Board of Directors" is incorporated herein by reference.

       iv. Vote Required for Approval of the Transaction: The information set forth in the sections of the Proxy
       Statement captioned "SUMMARY TERM SHEET" and "PROPOSAL ONE - APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE STOCK SPLIT - Shareholder Approval" is incorporated herein by reference.

       v. Material Differences in Rights of Security Holders: The information set forth in the section of the Proxy
       Statement captioned "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects Of The Reverse Split" is incorporated herein by reference.

       vi. Accounting Treatment: The information set forth in the section of the Proxy Statement captioned "SPECIAL
       FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE
       OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects Of The Reverse Split" is incorporated herein by reference.

       vii.  Federal Income Tax Consequences of the Transaction:
       The information set forth in the section of the Proxy Statement captioned "FEDERAL INCOME TAX
       CONSEQUENCES" is incorporated herein by reference.

   (c) DIFFERENT TERMS. There are no items or arrangements in the transaction that treat certain shareholders differently from other shareholders. Shareholders holding fewer than 500 shares of Common Stock immediately prior to the Reverse Split will, however, cease to be shareholders of the Company upon consummation of the Reverse Split.

   (d) APPRAISAL RIGHTS. The information set forth in the section of the Proxy Statement captioned "DISSENTERS' APPRAISAL RIGHTS" is incorporated herein by reference. In addition, shareholders should refer to the copy of the dissenters' rights statute that is included as Appendix B to the Proxy Statement.

   (e) PROVISIONS FOR UNAFFILIATED SECURITIES HOLDERS.  None.

   (f) ELIGIBILITY FOR LISTING OR TRADING. If the Reverse Split is effected, the Company will file an application with the Securities and Exchange Commission to suspend or terminate the registration of the Common Stock under the Exchange Act and will cause the listings of the Common Stock on the NASDAQ Over The Counter Bulletin Board to be terminated.

Item 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (a) TRANSACTIONS. The information set forth in the section of the Proxy Statement captioned "INFORMATION REGARDING THE COMPANY
   AND CERTAIN TRANSACTIONS - Certain Transactions" is incorporated herein by reference.

   (b) SIGNIFICANT CORPORATE EVENTS.  None.

   (c) NEGOTIATIONS OR CONTACTS.  None.

   (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the section of the Proxy Statement captioned "INFORMATION REGARDING THE COMPANY AND CERTAIN
   TRANSACTIONS" is incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (b) USE OF SECURITIES ACQUIRED. Outstanding shares of the Company's existing Common Stock, par value $0.01, that would otherwise be converted into a fractional share of the Company's New Common Stock will be retired; otherwise, no securities will be acquired in the transaction.

   (c) PLANS.

   1. There are no plans, proposals or negotiations that relate to or might result in any extraordinary transactions (e.g. merger, reorganization or liquidation) involving the Company or its subsidiaries, aside from the Reverse Split described herein.

   2. There are no plans, proposals or negotiations that relate to or might result in any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

   3. There are no plans, proposals or negotiations that relate to or might result in any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   4. There are no plans, proposals or negotiations that relate to or might result in any material change in the present board of directors or management of the Company, including but not limited to any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer.

   5. There are no plans, proposals or negotiations that relate to or might result in any other material change in the Company's corporate structure or business.

   6. The Company's Common Stock is not currently listed on an exchange. If the Reverse Split is approved, and the Company deregisters under the Exchange Act, the Company's Common Stock will no longer be quoted on the Nasdaq OTC Bulletin Board.

   7. If the Reverse Split is approved, the transaction will result in the securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Act.

   8. If the transaction is approved, the Company's obligation to file periodic reports under Section 15(d) of the Act will be suspended.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

   (a) PURPOSES. The information set forth in the sections of the Proxy Statement captioned "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Purposes and Reasons for the Proposal Reverse Split" is incorporated herein by reference.

   (b) ALTERNATIVES. The information set forth in the sections of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO
   APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT
   REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

   (c) REASONS. The information set forth in the sections of the Proxy Statement captioned "SUMMARY TERM SHEET", "SPECIAL
   FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF
   INCORPORATION TO EFFECT REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split", and "SPECIAL FACTORS RELATING TO
   APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

   (d) EFFECTS. The information set forth in the sections of the Proxy Statement captioned "SUMMARY TERM SHEET", "SPECIAL
   FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split", "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects of the Reverse Split" and "FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

Item 8.   FAIRNESS OF THE TRANSACTION.

   (a) FAIRNESS. The Company, through its Board of Directors, and Mr. Shepherd reasonably believes that this Rule 13e-3 transaction is fair to Company's unaffiliated shareholders for the reasons as stated in section of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO APPROVAL OF
   AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" which is hereby incorporated by reference.

   (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the section of the Proxy Statement captioned
   "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE
   OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

   (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the sections of the Proxy Statement captioned "SUMMARY TERM SHEET" and "PROPOSAL ONE - APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE STOCK SPLIT - Shareholder Approval" and "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

   (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS
   RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

   (e) APPROVAL OF DIRECTORS. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO
   APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT
   REVERSE SPLIT - Deliberations Regarding the Reverse Split
   Transaction" is incorporated herein by reference.

   (f) OTHER OFFERS. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO
   APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split
   Transaction" is incorporated herein by reference.
+-
Item 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

   (a) REPORT, OPINION OR APPRAISAL. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS
   RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

   (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

   (c) AVAILABILITY OF DOCUMENTS. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS
   RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

Item 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

   (a) SOURCE OF FUNDS. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO
   APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects Of The Reverse
   Split" is incorporated herein by reference.

   (b) CONDITIONS.  None.

   (c) EXPENSES. The information set forth in the section of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO
   APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects Of The Reverse
   Split" is incorporated herein by reference.

   (d) BORROWED FUNDS.  None.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) SECURITIES OWNERSHIP. The information set forth in the section of the Proxy Statement captioned "INFORMATION REGARDING THE
   COMPANY AND CERTAIN TRANSACTIONS - Security Ownership of
   Management" is incorporated herein by reference.

   (b) SECURITIES TRANSACTIONS.  None.

Item 12. THE SOLICITATION OR RECOMMENDATION.

   (d) INTENT TO TENDER VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET", "PROPOSAL ONE - APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE STOCK SPLIT - Shareholder Approval", and "PROPOSAL ONE - APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE STOCK SPLIT - Conflicts of Interest" are incorporated herein by reference.

   (e) RECOMMENDATIONS OF OTHERS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING
   TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" is incorporated herein by reference.

Item 13.  FINANCIAL STATEMENTS.

   (a) FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the caption "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS" is incorporated hereby by reference. The financial information required by this Item 13(a) is also incorporated hereby by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended January 31, 2005 and its Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 2005.

   (b) PRO FORMA INFORMATION. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING
   TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects Of The Reverse
   Split" and "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS
   - Summary Unaudited Pro-forma Financial Information" is incorporated herein by reference.

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. The information set forth in the sections of the Proxy Statement captioned "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO
   CERTIFICATE TO EFFECT REVERSE SPLIT - Deliberations Regarding the Reverse Split Transaction" and "SPECIAL FACTORS RELATING TO APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT REVERSE SPLIT - Summary of the General Effects Of The Reverse Split" is incorporated herein by reference.

Item 15. ADDITIONAL INFORMATION. The information set forth in the Proxy Statement, the Company's 10-KSB for the fiscal year ended January 31, 2005 and Form 10-QSB for the period ended April 30, 2005 are incorporated by reference.

Item 16. EXHIBITS.

   (1) Proxy Statement.  Filed electronically via EDGAR with the
   Securities and Exchange Commission as of the date hereof and incorporated herein by reference.

   (2) Opinion of value from Empire Valuation Consultants, LLC. Incorporated by reference to Appendix C to the Proxy Statement filed electronically via EDGAR with the Securities and Exchange Commission as of the date hereof.

   (3) New York State Dissenters' Rights Statute (BCL Chapter 623). Incorporated by reference to Appendix B to the Proxy
   Statement filed electronically via EDGAR with the Securities and Exchange Commission as of the date hereof.

SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 21, 2005
						LINCOLN LOGS LTD.

                                    By: /s/ Benjamin A. Shepherd
                                        ------------------------
                                        Benjamin A. Shepherd
                                        Chief Financial Officer and Secretary


                                    JOHN D. SHEPHERD

                                    By: /s/ John D. Shepherd
                                        --------------------
                                        John D. Shepherd

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